SUPERNOVA ENERGY, INC.

265 Sunrise Highway, Suite 1-276

Rockville Centre, NY 11570

T: (785) 422-912

August 21, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds

Assistant Director, Office of Natural Resources

Re: Supernova Energy, Inc.

  Offering Statement on Form 1-A/Tier 1

  File No. 024-10860

 To whom it may concern:

On behalf of the Supernova Energy, Inc., a Nevada corporation (the “Company”), I respectfully request that the qualification date of the above-captioned Offering Statement be accelerated and that the Offering Statement be declared qualified Thursday, August 23, 2018 10:00 a.m. (Eastern time), or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

·	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

·	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Kevin G. Malone

Kevin G. Malone

President